Peace Arch Entertainment Group Inc.

Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Auditors’ Report	PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone + 1 604 806 7000 Facsimile +1 604 806 7806

To the Shareholders of

Peace Arch Entertainment Group Inc.

We have audited the consolidated balance sheets of Peace Arch Entertainment Group Inc. as at August 31, 2005 and 2004 and the consolidated statements of earnings (loss), deficit and cash flows for the years ended August 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended August 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

Comments by Auditors for United States readers on Canada - U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the financial statements, or when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in notes 2(b) and 27 to the financial statements. Our report to the shareholders dated November 18, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements and do not require a reference to a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, British Columbia

November 18, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

As at August 31, 2005 and 2004

(expressed in thousands of Canadian dollars)

	2005 $	2004 $

Assets
Cash and cash equivalents	1,428	1,484
Accounts and other receivables (note 3)	13,022	16,088
Investment in film and television programming (note 4)	15,559	18,349
Prepaid expenses and deposits	163	119
Property and equipment (note 5)	399	89
Restricted term deposits (note 12)	20,597	21,339
	51,168	57,468
Liabilities
Production loans (note 6)	16,038	12,598
Accounts payable and accrued liabilities (note 7)	4,519	12,399
Deferred revenue	523	3,324
Distribution obligation (note 10)	-	1,467
Obligation to issue shares (note 9(d))	142	3,093
Revenue guarantee obligation (note 12)	20,597	21,339
	41,819	54,220
Shareholders’ Equity
Capital stock (note 14)	9,889	35,925
Contributed surplus (note 15)	2,342	2,085
Warrants (note 16)	693	-
Other paid-in capital	680	680
Deficit	(4,255)	(35,442)
	9,349	3,248
	51,168	57,468
Nature of operations and going concern (note 1)
Commitments and contingencies (note 22)

Approved by the Board of Directors
	Chief Executive Officer		Chief Financial Officer
Gary Howsam		Mara Di Pasquale

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

For the years ended August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars, except per share amounts)

	2005 $	2004 $	2003 $

Revenue	10,747	21,236	21,465

Expenses
Amortization of investment in film and television programming and other production costs (note 4)	8,636	18,774	18,827
Selling, general and administrative	3,888	3,370	3,088

	12,524	22,144	21,915

Earnings (loss) from operations before the undernoted	(1,777)	(908)	(450)

Interest income (note 12)	818	39	125
Interest expense (note 17)	(953)	(220)	(495)
Other amortization	(74)	(17)	(230)
Provision for obligation to issue shares (note 9(d))	-	(207)	-
Gain on sale of asset (note 8)	98	-	127
Foreign exchange gain (loss)	679	(575)	778
Gain on settlement of obligations (note 11)	2,560	-	-
Loss on disposal of subsidiary	-	-	(164)
Gain on modification of debt	-	-	3,094
Recovery of selling, general and administration expenses (note 10)	145	427	-
Non-controlling interest (note 2(b))	(47)	-	-

Earnings (loss) before income taxes	1,449	(1,461)	2,785

Income tax recovery	-	(977)	(74)

Net earnings (loss) for the year	1,449	(484)	2,859

Net earnings (loss) per common share (note 18)
Basic	0.07	(0.03)	0.24

Diluted	0.07	(0.03)	0.19

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

For the years ended August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

	2005 $	2004 $	2003 $

Deficit - Beginning of year	(35,442)	(34,958)	(37,817)

Effect of adoption of Accounting Guideline-15 (note 2(b))	53	-	-
Reduction in stated capital (note 14(a))	29,707	-	-
Preferred Stock dividends (note 14(a))	(22)	-	-
Net earnings (loss) for the year	1,449	(484)	2,859

Deficit - End of year	(4,255)	(35,442)	(34,958)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

For the years ended August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

	2005 $	2004 $	2003 $

Cash flows from operating activities
Net earnings (loss) for the year	1,449	(484)	2,859
Items not affecting cash
Amortization of film and television programming (note 4)	7,822	14,693	18,324
Income tax recovery	-	(989)	-
Other amortization	74	17	230
Provision for share issuance	-	207	-
Stock-based compensation	257	11	-
Gain on settlement of obligations	(2,560)	-	-
Loss on disposal of subsidiary	-	-	164
Non-controlling interest	47	-	-
Gain on sale of asset	(98)	-	(127)
Gain on modification of debt	-	-	(3,094)
Writedown of investment in film and television programming	-	2,516	278
Investment in film and television programming	(5,031)	(14,754)	(15,572)
Changes in non-cash operating working capital (note 19)	(7,732)	2,029	(5,701)

	(5,772)	3,246	(2,639)

Cash flows from investing activities
Property and equipment purchases	(51)	(71)	(38)
Proceeds on sale of assets-net	-	-	49
	(51)	(71)	11

Cash flows from financing activities
Issuance of preference shares	1,656	-	-
Issuance of warrants	693	-	-
Payment of preferred stock dividends	(22)	-	-
Issuance of common shares	-	47	1,390
Issuance of production loans	9,666	9,088	8,211
Repayment of production loans	(6,226)	(11,737)	(7,330)
Repayment of term loans	-	-	(700)
	5,767	(2,602)	1,571

(Decrease) increase in cash and cash equivalents	(56)	573	(1,057)

Cash and cash equivalents - Beginning of year	1,484	911	1,968

Cash and cash equivalents - End of year	1,428	1,484	911

Supplemental cash flow information
Interest paid	717	657	24
Income taxes recovered	-	-	74

Non-cash transactions (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Nature of operations and going concern

Based in Toronto, Vancouver, Los Angeles and London, England, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the company) is an integrated company that creates, develops, produces and distributes film, television and video programming for worldwide markets.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The company has undergone substantial financial restructuring and requires additional financing until it can generate positive cash flows from operations. While the company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

On August 1, 2005 the company completed a private placement of 4,347,827 Preference Share Units of the company for US$2 million.

The application of the going concern basis is dependent upon the company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due. There is no assurance that the company will be successful in its financing efforts and in achieving sufficient cash flows from operations. If the company is unsuccessful, the company may be required to significantly reduce or limit operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis is not appropriate. If the going concern basis is not appropriate for the consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities and the reported revenues and expenses.

Significant accounting policies

a)

Basis of presentation

The consolidated financial statements of the company are prepared in accordance with generally accepted accounting principles in Canada.

The consolidated financial statements include the accounts of Peace Arch Entertainment Group Inc. and all of its subsidiaries. All material intercompany balances and transactions have been eliminated.

(1)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

During the years ended August 31, 2005 and 2004, the majority of the company’s film productions were undertaken in combination with other independent film producers. Each producer’s rights and obligations are set out in a co-production agreement. Pursuant to such agreements, for accounting purposes, the company records all production costs less contributions from co-producers as investment in film and television programming.

b)

Adoption of new accounting pronouncement

Effective December 1, 2004, the company was required to adopt the Canadian Institute of Chartered Accountants’ (CICA) Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities”. AcG-15 provides guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity. Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through a controlling voting interest. AcG-15 requires a variable interest entity (VIE) to be consolidated by a company if that company is the primary beneficiary of that entity. An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of AcG-15, the company is required to consolidate the assets, liabilities and operating results of Peace Arch Project Development Corp. (PAPDC). As described in note 9(b), PAPDC is the owner of the company’s assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as described in note 11, the company continued to have a variable interest in PAPDC, and it has been determined that the company will be required to absorb the majority of the expected losses of PAPDC. Under the rules governing AcG-15, the company is considered the primary beneficiary of PAPDC and consequently the company consolidated PAPDC on a retroactive basis effective December 1, 2004, without restatement of prior periods.

The impact of consolidating PAPDC under AcG-15 has resulted in a cumulative increase of the company’s deficit of the change in accounting policy of $53,000, as described in note 10.

The company acquires various distribution rights to film properties either outright or by providing an advance, or minimum guarantee, against future revenues to be generated from its distribution activities. Such interests are variable and can be significant. These rights do not expose the company to a majority of the expected losses or the expected residual returns if the film’s performance does not meet expectations.

(2)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

c)

Revenue recognition

Revenue from the sale of film and television programming rights and licence arrangements is recognized only when persuasive evidence of a sale or arrangement with a customer exists, the film is complete and the contractual delivery arrangements have been satisfied, the licence period has commenced, the arrangement fee is fixed or determinable, collection of the arrangement fee is reasonably assured, and other conditions as specified in the respective agreements have been met.

Revenue from production services for third parties is recognized when the production is completed and delivered. All associated production costs are deferred and charged against income when the film is delivered and the related revenue is recognized.

Fees for other services provided to third parties are recognized as revenue when the services are performed and there is reasonable assurance over the collection of the fees.

Cash received in advance of meeting the revenue recognition criteria described above is recorded as deferred revenue.

d)

Cash equivalents

Cash equivalents include highly liquid investments with terms to maturity of 90 days or less when purchased.

e)

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television programming that has been produced by the company or for which the company has acquired distribution rights. Investment in film and television programming also includes film and television productions in progress, acquired film and television program distribution rights, and film and television programming in development.

Costs of acquiring distribution rights and producing film and television programs are capitalized and amortized using the individual film forecast method, whereby capitalized costs are amortized, and ultimate participation costs are accrued, in the proportion that current revenue bears to management’s estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or licensing of the film or television program. For acquired film and television program titles, capitalized costs consist of minimum guarantee payments to the producer to acquire the distribution rights. For film and television programs produced by the company, capitalized costs include all direct production and financing costs incurred during production that are expected to benefit future periods. Financing costs are capitalized to the costs of a film or television program until the film or television program is complete. For episodic television series, until estimates of secondary market revenue can be established, capitalized costs for each episode produced are limited to the amount of revenue contracted for each episode. Costs in excess of this limitation are expensed as incurred on an episode-by-episode basis. Production financing provided by third parties that acquire substantive participation is recorded as a reduction of the cost of the production.

(3)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Productions in progress represent the accumulated costs of productions that have not been completed or delivered by the company.

Film and television programming in development includes the costs of acquiring film rights to books, stage plays, or original screenplays, and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, the development costs are reclassified to productions in progress. Development costs are written off at the earlier of the date they are determined not to be recoverable, when projects under development are abandoned, or three years from the date of the initial investment.

For films other than episodic television series and acquired rights, ultimate revenue includes estimates over a period not to exceed 10 years following the date of initial release. For episodic television series, ultimate revenue includes estimates of revenue over a period not to exceed 10 years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode, if later.

Revenue estimates are prepared on a title-by-title basis and are reviewed periodically based on current market conditions. For film, revenue estimates include licensing of television broadcast rights, sale of videocassettes and DVDs, and box office receipts. For television programs, revenue estimates include licensed rights to broadcast television programs. Ultimate revenue includes estimates of secondary market revenue for produced episodes only when the company can demonstrate through its experience or industry norms that the number of episodes already produced, plus those for which a firm commitment exists and the company expects to deliver, can be licensed successfully in the secondary market. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film and television programming may be required as a consequence of changes in management’s future revenue estimates.

The valuation of investment in film and television programming, including acquired film rights, is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value of the film or television program is determined using management’s estimates of future revenues and costs under a discounted cash flow approach. A writedown is recorded equivalent to the amount by which the unamortized costs exceed the estimated fair value of the film or television program.

f)

Advertising and marketing expenses

The costs of advertising and marketing are expensed as incurred.

g)

Property and equipment

Property and equipment are stated at cost less accumulated amortization; amortization rates are as follows:

Computers, furniture and equipment	20% declining balance
Production equipment	20% declining balance
Leasehold improvements	Lease term plus one renewal period

(4)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

An impairment loss is recognized when the carrying amount of a long-lived asset is not recoverable, and is measured as the amount by which the carrying value of an asset exceeds its fair value.

h)

Income taxes

Future income taxes are provided for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the company does not consider it to be more likely than not that a future tax asset will be realized, it provides a valuation allowance against the excess.

i)

Foreign currency translation

Foreign currency denominated assets and liabilities are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at exchange rates in effect at the time of the transaction. Resulting translation gains and losses are included in the consolidated statement of earnings.

Translation gains and losses of integrated foreign operations are included in the determination of earnings.

j)

Net earnings (loss) per common share

Basic net earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted net earnings (loss) per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted net earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

k)

Government assistance

Refundable tax credits are recorded as a reduction of the cost of related films. Tax credits are recognized when there is reasonable assurance that the amount claimed will be received.

l)

Stock-based compensation

The company recognizes stock-based compensation expense for all employee and non-employee stock-based compensation transactions using a fair value based method.

A description of the company’s stock-based compensation plan is disclosed in note 14.

(5)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

m)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant assumptions made by management in the preparation of the company’s consolidated financial statements include future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful debts, recoverability of tax credits receivable, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress. Actual results may ultimately differ from those estimates.

Investments in film and television programming are carried at the lesser of unamortized capitalized cost and estimated fair value determined on a title-by-title basis. Future changes in general economic conditions, market preferences and other factors may result in the carrying value of a particular title becoming impaired as management may revise its estimates of the ultimate revenue to be received in respect of each title.

n)

Comparative figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted for the current year.

o)

Operating cycle

As the company’s principal activity is the development, production and distribution of films and television programming for which the normal operating cycle exceeds one year, the company maintains a non-classified balance sheet.

Accounts and other receivables

	2005 $	2004 $

Trade receivables	6,921	7,385
Due from related party (note 25(c))	-	366
Tax credits receivable	6,101	8,337

	13,022	16,088

The company borrows from financial institutions to make films. These financial institutions sometimes require receivables from one film to be pledged as security against loans relating to another film. At August 31, 2005, $6,640,000 (2004 - $5,765,000) of the trade receivables and tax credit receivables are cross-collateralized against various financial institution loans of $7,446,000 (2004 - $6,483,000).

(6)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

The amount due from the related party was non-interest bearing and had no specified terms of repayment, as described in note 25(c). During the year, the company was repaid $366,000 from the related party. During the year ended August 31, 2004, $1,960,000 of the accounts receivable due from the related party was settled through the execution of a legal right of offset against an accounts payable balance due to the same entity.

Tax credits receivable are Canadian federal and provincial government refundable tax credits related to specific film productions made in Canada. Management records a tax credit receivable when it is considered more likely than not the amounts will be recoverable. All amounts are subject to final determination by the relevant tax authorities.

Investment in film and television programming

Investment in film and television programming represents the unamortized costs of film and television projects which are in development, production or release and the costs of acquiring distribution rights to completed properties.

The components are as follows:

			2005			2004
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Theatrical films
Released	55,023	42,398	12,625	39,754	32,507	7,247
Productions in progress	-	-	-	8,057	-	8,057
In development	740	-	740	1,046	-	1,046
Television programming
Released	6,744	4,560	2,184	826	623	203
Productions in progress	10	-	10	115	-	115
Distribution rights retained (note 10)	-	-	-	2,649	968	1,681

	62,517	46,958	15,559	52,447	34,098	18,349

a)

The company estimates that approximately 42% of unamortized cost at August 31, 2005, related to released theatrical films and television programming, will be amortized during the year ending August 31, 2006 and 80% will be amortized during the three-year period ending August 31, 2008.

b)

As at August 31, 2005, the company has $119,000 (2004 - $268,460) accrued participation costs that it expects to pay in the year ending August 31, 2006.

c)

Interest and financing charges capitalized to the cost of film production during the year ended August 31, 2005 amounted to $747,000 (2004 - $428,000).

(7)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

d)

The company reviews future revenue projections supporting the carrying value of its investment in film and television programming in accordance with its accounting policy described in note 2(e). During the year ended August 31, 2005, no writedown was required. For the year ended August 31, 2004, the lower estimates of the future revenue projections with reference to then current and anticipated market conditions resulted in a writedown of $2,517,000 in theatrical film investments. This writedown was included in amortization of investment in film and television programming and other production costs on the statement of earnings.

e)

On August 1, 2003, the company disposed of the wholly owned subsidiary that owned all film and television properties and rights existing at the date of the business combination and financing transactions as described in note 10. In conjunction with this transaction, the company retained an exclusive right to distribute the film and television properties for a period of 25 years. During the year ended August 31, 2004, the agreement was amended such that the distribution term was reduced to 12 years, for no consideration. The company’s distribution rights related to these television programs are reflected above under distribution rights retained.

On December 1, 2004, the subsidiary was consolidated under AcG-15 (as described in note 2(b)). Upon consolidation, the distribution rights retained were eliminated and the fair value of the investment in film balance in the subsidiary was recognized.

Property and equipment

			2005			2004
	Cost $	Accumulated amortization $	Net $	Cost $	Accumulated amortization $	Net $

Computers, furniture and equipment	147	35	112	70	9	61
Production equipment	350	73	277	24	8	16
Leasehold improvements	12	2	10	12	-	12

	509	110	399	106	17	89

(8)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Production loans

The company enters into various loan financing arrangements for the purposes of commencing the production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films.

Loans comprise the following:

	2005 $	2004 $

Bank and other financial institution loans (a)	13,808	11,915
Interim bridging loans (b)	2,230	683

	16,038	12,598

The company expects the loans to be repaid in 2006.

a)

Bank and other financial institution loans

The company borrows from banks and other financial institutions to finance the costs of film production and film distribution rights acquisitions. Repayments may be solely due from cash flows, as they are received, derived from the revenue of each film or sometimes across a number of films financed by the same lender. Each loan is either independently secured by a charge over all the assets of the production subsidiary and the exploitation rights, tax credits and subsidies associated with each film or may be collaterized across a number of films.

Of the loans outstanding, $8,498,000 (2004 - $4,343,000) is denominated in United States dollars. Loans from banks bear interest at rates ranging from the Royal Bank of Scotland’s United States dollar base rate plus 0.5% to plus 2.75%. The company has several loans outstanding from other institutions which bear interest at the rate of 0% to 1.5% per month of the principal balance outstanding plus a premium payable at maturity. Loans denominated in Canadian dollars bear interest at rates ranging from the Canadian Imperial Bank of Commerce’s prime lending rate plus 1.25% to plus 2% or the Royal Bank’s prime lending rate plus 2%. As at August 31, 2005, the weighted average interest rate of the loans outstanding was 9.1% (2004 - 5.2%).

During the year ended August 31, 2005, several loans became due and payable and terms were extended by negotiation.

The company undertakes most of its film productions in conjunction with a co-producer in another country and the production subsidiary is contingently liable for certain debts of the co-producer in the event of a default. Additional details are provided in note 22(a).

(9)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

b)

Interim bridging loans

The wholly owned production subsidiaries borrow, from various parties, on an interim basis prior to closing the financing for a film. These U.S. dollar denominated “bridge loans” are repaid at the time of closing of financing and are secured by the distribution and other rights to the film owned by the production subsidiary. Several loans bear interest at a rate of 30% per annum. The other loans bear interest at the rate of 1.5% per month of the principal balance outstanding plus a premium payable at maturity. Fees and interest incurred during the year ended August 31, 2005 on such financing, which amount to $340,000 (2004 - $91,000), are incorporated in the cost of the films. As at August 31, 2005, the weighted average interest rate of the loans outstanding was 26.5% (2004 - 18.0%).

c)

Revolving bridge financing facility

On July 6, 2005, the company closed a US$2 million revolving bridge financing facility with a third party to be used to fund pre-production costs of its feature film projects. The facility has an arrangement fee of 6% of the aggregate amount of advances made, interest of 1.5% per month if outstanding after 90 days and is repayable in full by July 6, 2006. The facility is secured by a promissory note supported by the underlying rights to each film.

Accounts payable and accrued liabilities

	2005 $	2004 $

Trade accounts payable	879	4,560
Production related payables	3,113	5,804
Distribution liabilities	482	1,201
Due to related party (note 25(d))	-	443
Other liabilities	45	391

	4,519	12,399

Production related payables includes $1,417,000 (2004 - $1,888,000) amounts that are not expected to be repaid during the year ended August 31, 2006. All remaining balances are due within 12 months.

(10)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Deferred gain on disposal of real estate assets

During the year ended August 31, 2002, the company sold two real estate properties. In October 2001, the first property was sold for gross proceeds of $2,313,000 and realized a gain on the sale of $88,000. In January 2002, the second property was sold for gross proceeds of $4,772,000. As consideration, the company received cash in the amount of $3,722,000 and a $1,000,000 note receivable.

At August 31, 2002, the company continued to occupy the second property through an operating lease arrangement. As the present value of the minimum lease payments was greater than the gain on the sale of $523,000, the gain was deferred and amortized over the four-year minimum lease term. During the year ended August 31, 2003, the company amortized $127,000 of the deferred gain prior to disposal of the subsidiary in which the gain was recorded (PAPDC).

During the year ended August 31, 2004, PAPDC was not consolidated by the company resulting in no gain being recorded (see note 10).

On December 1, 2004 the company adopted AcG-15 as described in note 2(b), resulting in PAPDC being consolidated as it was determined to be a VIE of which the company was the primary beneficiary. PAPDC was consolidated in the company’s results of operations commencing December 1, 2004. These events have given rise to the amortization of the deferred gain of $98,000 for the nine months that PAPDC was consolidated in the company’s results.

Business combination, debt restructuring and financing

On January 20, 2003, as approved and ratified by the shareholders of the company at the Annual General Meeting of Shareholders on that date, the company entered into a number of agreements to effect a business combination and certain asset acquisition and financing transactions. Details of the transactions are as follows:

a)

Private placement financing

The company issued 5,000,000 Common Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000.

b)

Reorganization of a subsidiary, Peace Arch Project Development Corp. (PAPDC)

The company carried out a reorganization and rationalization of its assets, operations and subsidiaries. The reorganization was carried out in conjunction with, and pursuant to, the terms of the Debt Repayment Agreement with Fremantle Enterprises Ltd. (Fremantle) and the Release and Reconstitution Agreement of November 22, 2002 with Comerica Bank - California (Comerica), by which the debts of the company, and its subsidiaries, to Fremantle and Comerica were renegotiated as in (d) below.

(11)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Pursuant to the reorganization, the company’s wholly owned subsidiary PAPDC became the owner of substantially all of the assets and business (collectively, the pre-existing assets) that the company owned immediately prior to undertaking its business combination through the acquisition of GFT Entertainment Inc. (see (c) below) on January 20, 2003. The pre-existing assets consisted principally of accounts and loans receivable, film and television programming rights, and all shares and other securities (including intercompany loans) held by the company in its subsidiaries existing at January 20, 2003.

At the same time, PAPDC and its subsidiaries directly or indirectly were assigned substantially all of the pre-existing debts and liabilities of the company, including the company’s indebtedness to Fremantle and Comerica. However, the company continued to have a conditional obligation to satisfy any remaining indebtedness to Fremantle and Comerica by issuing a variable number of shares to Fremantle and Comerica under Conversion Rights Certificates (the conversion instruments) issued by the company to each of them (see (d) below for additional discussion).

c)

Business combination

On January 20, 2003, the company acquired certain film assets owned and controlled by CPC Communications Inc. for $2.5 million, the consideration being the issuance of 8,333,333 Common Shares of the company at a deemed price of $0.30 per share. The primary asset acquired was a 100% ownership interest in GFT Entertainment Inc., which itself was a 100% shareholder in five special purpose production companies that owned various rights to five films, namely Crime Spree, Partners in Action, Absolon, The Limit and Detention. The underlying assets included films in progress, accounts receivable and tax credit assets.

At the time of acquisition, CPC retained voting control of each subsidiary through a temporary voting trust and, accordingly, the company’s interest was of an equity nature. Each voting trust was terminated prior to the delivery of each related film. The operations of each subsidiary have been consolidated from the date that each voting trust was terminated; the companies that produced Absolon, Crime Spree and Partners in Action were consolidated from February 28, 2003; Detention from April 30, 2003; and The Limit from August 31, 2003. The assets and liabilities of the subsidiaries at the date control were transferred to the company were as follows:

(12)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

	GFT Entertainment Inc. acquired January 30, 2003 $	Subsidiaries acquired February 28, 2003 $	Subsidiaries acquired April 30, 2003 $	Subsidiaries acquired August 31, 2003 $	Total $

Accounts receivable	1,906	234	30	361	2,531
Tax credits receivable	282	3,150	1,095	971	5,498
Production in progress	-	11,772	4,200	3,732	19,704
Investment in film companies	1	-	-	-	1
Prepaid expenses and deposits	311	999	9	9	1,328
Development costs	51	-	-	-	51

Total assets acquired	2,551	16,155	5,334	5,073	29,113

Production loans	-	10,107	1,032	4,834	15,973
Accounts payable and accrued liabilities	51	1,144	-	239	1,434
Deferred revenue	-	4,904	4,302	-	9,206

Total liabilities assumed	51	16,155	5,334	5,073	26,613

Net assets acquired	2,500	-	-	-	2,500

Prior to the company’s acquisition of GFT Entertainment Inc., GEI, a related party to GFT Entertainment Inc. at that time, transferred an accounts receivable to GFT Entertainment Inc., which related to a loan due to GEI from one of the subsidiaries. This receivable, which amounted to $1,497,000, is included in accounts receivable of GFT Entertainment Inc. at January 30, 2003 and production loans payable by the subsidiary at August 31, 2003. At August 31, 2005 and 2004, these amounts were eliminated on consolidation.

d)

Debt restructuring, issuance of conversion instruments and gain on modification

Debt restructuring

During the year ended August 31, 2002, the company entered into an agreement with Fremantle, an existing trade creditor, whereby Fremantle agreed to exchange its trade payable balance of $7,783,000 for a term loan secured by a charge on the assets of the company and a secured interest in certain copyrights to productions. The term loan note bore interest at 10% per annum and was intended to mature on June 30, 2004. Subsequent to August 31, 2002, the company failed to make scheduled repayments of principal of $500,000 and also interest owing.

Effective January 30, 2003, the company and Fremantle agreed to restructure the remaining $7,580,000 of term loan due to Fremantle. Fremantle agreed that the revised source of debt repayments and security would be restricted to the business, assets, and undertakings of the company as they existed immediately prior to January 30, 2003 (the pre-existing assets), that date being the closing of the acquisition and financing transactions described elsewhere in this note. The new debt had no fixed repayment dates. Interest, which continued to accrue at 10% per annum, and principal were payable from the income streams of the pre-existing assets, subject to priority interests. The revised terms also excluded a previous right of prepayment by the company of all outstanding amounts.

(13)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Pursuant to the Debt Repayment Agreement dated January 30, 2003, the company also agreed that if any amount of the Fremantle debt, including unpaid interest, remains outstanding as of December 31, 2004, Fremantle will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at the lesser of either (a) $5.00 per share or (b) the average trading close price of the shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share.

The modification of the debt was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt instrument was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company recorded a gain on modification of the debt as described below.

Release and reconstitution of a loan guarantee

During the year ended August 31, 2001, the company guaranteed a loan due to Comerica to a maximum of US$2,075,000 on behalf of a co-production partner. During the year ended August 31, 2002, the co-production partner defaulted on its loan payments. As at August 31, 2002, the amount of the outstanding related debt was $1,675,000 (US$1,075,000) and the company recognized its obligation as debt and receivable due from the co-producer. The receivable was written off at August 31, 2002.

During the year ended August 31, 2003, the company entered into a Release and Reconstitution Agreement with Comerica which restructured the terms of the loan guarantee. Repayment of the loan is restricted to the ultimate proceeds of specific exploitation rights secured under the original loan agreement and, subject to priority interests, including repayment to Fremantle, to the pre-existing assets.

If any amount of the Comerica liability remains outstanding as of December 31, 2005, Comerica will, for a period of 90 days, have the right to convert such unpaid amount to Common Shares in the capital of the company at a deemed price of $5.00 per share.

The modification of the Comerica obligations was treated for accounting purposes as a settlement of the original debt, as the present value of cash flows under the terms of the modified debt was at least 10% different from the carrying amount of the original debt. The fair value of the debt after modification was based on the discounted expected future cash flows of the pre-existing assets. The company has recorded a gain on modification as described below.

At August 31, 2005 the fair value of the remaining obligation to Comerica is $1,266,000.

Conversion instruments

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Fremantle which permits Fremantle to convert the amount of its outstanding debt including unpaid accrued interest at December 31, 2004, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2004.

(14)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

The conversion price will be the lower of either (a) $5.00 per share or (b) the average closing price of the Common Shares for the 30 days prior to December 31, 2004, provided that in no event shall the conversion price be less than $3.00 per share. Pursuant to the conversion instrument, 2,527,000 Common Shares, which represent the number of shares that could be issued for the principal amount of debt of $7,580,000, were reserved for issuance.

As described, and in conjunction with the above, on January 30, 2003, the company issued a conversion instrument to Comerica which permits Comerica to convert the amount of its outstanding loan at December 31, 2005, if any, into Common Shares of the company for a period of 90 days commencing on December 31, 2005 at a price of $5.00 per share.

Pursuant to the conversion instrument, the company has reserved a sufficient number of shares that could be issued in settlement of the US$1,075,000 obligation.

For the year ended August 31, 2003, the company estimated that the fair value of the obligation to issue shares to both Fremantle and Comerica was $2,887,000 and charged that amount against the computed gain on modification described above. Since, upon exercise of the conversion instruments by Fremantle and Comerica, the company had issued a right to Fremantle and Comerica to receive a variable amount of shares in settlement of their loans, the company reflected the amount as a liability.

On June 25, 2004, the company voluntarily issued 3,489,814 Common Shares of the company to PAPDC in consideration for PAPDC agreeing to assume the obligation to issue the Common Shares of the company to Fremantle and Comerica (collectively, the Lenders) should the Lenders eventually opt to call upon those shares in settlement of the PAPDC obligations. A director, officer and shareholder of the company serves as an escrow agent to hold and direct the shares as appropriate to the Lenders and/or PAPDC upon the Lenders’ decision to convert the obligations to Common Shares of the company.

Although owned by a third party, for accounting purposes, the company continued to reflect the obligation to issue shares as a liability because of the company’s and its related parties’ continued involvement with PAPDC. PAPDC’s only asset is the right to receive its participation in the films that the company retained. Further, PAPDC continued to be indebted to the company for an amount of $10,252,000. The company had provided a full valuation allowance against this loan. Accordingly, the shares were considered to be issued in escrow or in trust to settle the company’s obligation.

On March 31, 2005 Fremantle converted its $8,793,000 note plus interest for 2,931,125 shares of the company’s common stock. As a result of Fremantle’s conversion the company has recognized a gain on settlement of its obligation to issue shares of $1,105,000 representing the difference between the carrying amount of the obligation and the total value of the company’s common stock issued on the conversion date (see note 11).

(15)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Gain on modification of debt

The gain on modification of debt, recognized in the year ended August 31, 2003, comprises the following:

	2005 $	2004 $	2003 $

Carrying amount of the debt before modification	7,580	1,675	9,255
Fair value of debt after modification	(3,274)	-	(3,274)

	4,306	1,675	5,981

Fair value of the obligation to issue shares under the conversion instruments as at the date of modification of the debt			(2,887)

Gain			3,094

Sale and reacquisition of PAPDC

Subsequent to the reorganization of PAPDC described in note 9(b), on August 1, 2003, the company sold all of its shares in PAPDC for nominal consideration and recognized a loss of $164,000 on the disposal. During the year ended August 31, 2003, the operating results of PAPDC were included in the consolidated financial statements until the date of the disposal.

On the same date, the company entered into a Sales Agency Agreement with PAPDC, its subsidiaries and the purchaser, under which the company retained exclusive 25-year worldwide distribution rights for all of the films and television programming rights owned by PAPDC and its subsidiaries. Under the Sales Agency Agreement, the company has the full right to enter into sales contracts and is subject to the related credit risk and accordingly acts as principal to any sales transactions related to these distribution rights. Under the agreement, the gross receipts of any sale made by the company are distributed in the following priority: a) receipts to cover the company’s distribution and marketing costs are retained by the company; b) amounts up to 30% of any gross receipts are retained by the company; c) 10% of the gross receipts are paid to the purchaser of the shares of PAPDC referred to in the first paragraph above; and d) any remaining gross receipts are paid to PAPDC, which in turn is required to pay such proceeds to Fremantle to settle PAPDC’s debt obligation to Fremantle.

(16)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

As these arrangements were entered into in conjunction with the sale of the shares for a nominal amount, the company was considered the primary obligor with respect to the productions and, accordingly, the distribution rights were effectively retained by the company and accounted for as a related party transaction between the company and its wholly owned subsidiary PAPDC. At the date of the agreement, the company reflected the distribution rights received from PAPDC at the carrying value of the film and television programming in the amount of $2,649,000. In addition, the company reflected the estimated amounts payable to PAPDC and the purchaser as a distribution obligation in the amount of $2,312,000. The difference between the distribution rights and the distribution obligation of $337,000 was credited to contributed surplus.

During the year ended August 31, 2004, the company requested certain changes to the various agreements with PAPDC, including the change in the term of the distribution agreement for no consideration. This change in the distribution agreement had no effect on the carrying amount of the rights included in the investment in film and television programming or the distribution obligation to PAPDC.

PAPDC was considered a VIE under AcG-15 and was therefore consolidated from December 1, 2004 as described in note 2(b). On consolidation, the distribution obligation and associated distribution rights to all the film and television programming rights, as described above, were eliminated, as the liability to Fremantle and Comerica was also recorded within PAPDC and the investment in film balance existed in PAPDC. The company then applied the purchase method to include PAPDC’s assets, liabilities and retained earnings in its consolidated financial statements. The company consolidated an investment in film and television balance of $1,681,000, accounts payable and accrued liabilities of $474,000 and the liability to Fremantle of $1,467,000.

The consolidation of PAPDC under AcG-15 has resulted in an increase in revenue of $28,000 and selling, general and administrative expenses of $9,000, and has resulted in an increase in other amortization, gain on sale of asset, and non-controlling interest of $37,000, $65,000 and $47,000, respectively, relating to operating activity from the effective date of the adoption of this policy on December 1, 2004.

Fremantle then exercised its option to convert its debt to the company’s Common Shares (see note 9(d)) on March 31, 2005. The remaining liability to Fremantle at the time of conversion was released creating a gain on the settlement of that liability of $1,455,000 (see note 11).

The distribution obligation as of August 31, 2003 already included such amounts and, accordingly, no additional amount was required to be accrued; however, the film costs related to these films were amortized to reflect the related sales. The cost of the services noted above has been deducted from the distribution obligation.

Pursuant to the original arrangements with PAPDC set out in note 9(b), the company was obligated to carry out management services for PAPDC. This obligation continued until June 25, 2004. During the year ended August 31, 2005, the company recovered costs against the payable to Fremantle of $145,000 (2004 - $427,000).

On May 26, 2005, the company re-acquired the 100% shares of PAPDC for a nominal amount, which had no effect on the carrying amount of any assets or liabilities.

(17)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Gain on settlement of obligations

On March 31, 2005 Fremantle converted its $8,793,000 note plus interest for shares in the company (see note 9(d)). As a result of the conversion the company has recognized a gain on settlement of its obligations related to Fremantle as follows:

$

Settlement of obligation to issue shares	1,105
Settlement of liability to Fremantle	1,455

2,560

The gain on settlement of obligation to issue shares of $1,105,000 represents the difference between the carrying amount of the obligation and the price of the company’s common stock on the conversion date.

The gain on settlement of liability of $1,455,000 represents the extinguishment of the company’s distribution liability to Fremantle (see note 10).

Film financing transaction

During the year ended August 31, 2004, the company entered into certain financing arrangements with two United Kingdom limited partnerships (limited partnerships) with respect to two films. Under these arrangements, the company received $22,554,000 (£9,522,000) in exchange for providing the limited partnerships with the master negative and a revenue guarantee relating to the distribution of the films. The company obtained the worldwide rights to distribute the films for renewable 25-year terms. Pursuant to the arrangements, the company is obligated to pay the limited partnerships $27,372,000 (£11,567,000) in April 2009 under that revenue guarantee.

As security for the full value of the obligation due in 2009, the company was required to place on deposit with a financial institution the amount of $21,339,000 (£9,034,000). The deposit, which earns interest of 5%, matures in April 2009. The deposit, as well as the interest earned thereon, is restricted for the use as security for the guarantee and cannot be used for any other purpose. At August 31, 2005, the amount of the deposit was $20,597,000 (£9,626,000) (2004 - $21,339,000) (2004 - £9,017,000). This deposit is included in restricted term deposits. The company has recorded an equivalent amount as a revenue guarantee obligation. The carrying value of the obligation is accreted over the term to maturity at the effective interest rate or 5%.

During the year ended August 31, 2004, the company recorded the difference between the amount of cash received and the amount recorded as an obligation to the limited partnerships of $1,215,000 (£488,000) as a reduction in the company’s carrying value of its investment in these two films.

During the year ended August 31, 2005, interest income and interest expense of $811,000 (£356,000) was included in the results of operation.

(18)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Income taxes

Temporary differences give rise to the following future income tax assets and liabilities:

	2005 $	2004 $	2003 $

Future income tax assets
Property and equipment	394	-	7
Share issue costs	26	-	193
Investment in film and television programming	1,832	1,041	338
Gain on sale of asset	16	-	-
Loan provision	-	3,568	3,923
Losses available for future periods	5,045	4,571	4,908
Other	2	-	26

Gross future tax assets	7,315	9,180	9,395
Valuation allowance	(3,067)	(8,585)	(9,116)

Net future income tax assets	4,248	595	279

Future income tax liabilities
Property and equipment	(5)	(2)	-
Investment in film and television programming	(4,243)	(593)	(279)

	(4,248)	(595)	(279)

	-	-	-

At August 31, 2005, the company has approximately $6,512,000 in non-capital losses available for deduction against taxable income in future years. These losses expire as follows:

$

2006	533
2007	37
2008	12
2009	3,360
2010	130
2014	853
2015	1,132
2024	93
2025	337
Indefinitely	25
6,512

(19)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

The differences between the effective tax rate reflected in the provision for income taxes and the Canadian statutory income tax rate are as follows:

	2005%	2004%	2003%

Corporate statutory income tax rate	35.66	(36.3)	38.3
Add (deduct) the effect of
Decrease in tax rates	-	32.6	-
Utilization of previously unrecognized tax losses	-	(137.1)	(45.2)
Gain on settlement of obligation	(63.01)	-	-
Items not deductible for income tax purposes	6.49	2.4	12.3
Disposition of subsidiary	-	-	(116.0)
Gain on modification of debt	-	-	(42.5)
Change in valuation allowance on future tax assets	20.86	66.4	148.7
Other	-	3.2	1.7
Effective tax rate	-	(68.8)	(2.7)

Net earnings/loss before income taxes include $552,000 (2004 - $741,000; 2003 - $nil) related to foreign operations.

Capital stock

a)

Shares

Authorized

Unlimited Common Shares without par value (2004 - 200,000,000 Common Shares without par value)

Unlimited Preference Shares, issuable in series without par value (2004 - 25,000,000 Preference Shares, issuable in series without par value)

(i)

In a private placement on July 29, 2005, the company issued 4,347,827 Units consisting of one Series I Preference Share and one Series II Preference Share warrant for proceeds of $2,349,000 (US$1,925,214), net of issuance costs. Each warrant, upon exercise, will entitle the holder to acquire one Series II Preference Share at a price of US$ 0.50 at any time up to July 29, 2009. Each Series I and Series II Preference Share is convertible into one Common Share of the company at any time. At August 31, 2005, all Series II Preference Share warrants remained outstanding. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis at the discretion of the board of directors.

The company may at its option, at any time after, July 29, 2009 redeem any or all outstanding Series I Preference Shares at an exercise price of US$ 0.46 per share and any or all outstanding Series II Preference Shares at an exercise price of US$ 0.50 per share.

(20)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

For accounting purposes, the allocation of the proceeds from the issuance of the Units to the Series I Preference Shares is $1,656,000 and to the Series II Preference Share warrants is $693,000. Both amounts have been treated as equity. This was determined using a relative fair value approach based on the fair value of the Series I Preference Shares and the fair value of the warrants. (See note 16).

The fair value of the Preferred Shares was estimated using a discounted cash flow model based on applying probabilities to multiple scenarios using a discount rate of 15%. The fair value of the Series II Preference Share warrants was estimated using a Black-Scholes pricing model with the following assumptions, a U.S. Treasury risk-free rate of 3.12%, expected life of 2 years, expected volatility of 103% and a dividend yield of 0%.

During the year ended August 31, 2005 the company recorded dividends of $22,000 in respect of the Series I Preference Shares determined as 10% of the Series I Preferred Shares’ US$2,000,000 face value prorated for the portion of the year the Series I Preference Shares were outstanding.

(ii)

On August 24, 2005, the shareholders passed a resolution altering the Memorandum and Articles changing each of the Series I and Series II Preference Shares voting privileges from non voting to voting.

(iii)

As permitted under Section 34(1)(b)(ii) of the Ontario Business Corporation Act (OCBA), on July 22, 2005, the shareholders authorized the reduction of the company’s stated capital for the Common Shares in the amount of $29,707,000 to be applied to reduce the company’s accumulated deficit.

(iv)

During the year ended August 31, 2005, the company issued 280,813 shares for the settlement of $139,000 for professional services performed and $30,000 in vacation pay owing to certain employees of one the company’s subsidiaries.

(v)

On February 11, 2004, the shareholders passed resolutions altering the Memorandum and Articles to eliminate the distinction between Class A Multiple Voting Shares without par value (Class A Shares) and Class B Subordinate Voting Shares without par value (Class B Shares) and naming such shares as Common Shares without par value (Common Shares) each having one vote.

(21)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Issued

		Class A		Class B
	Number of shares	Amount $	Number of shares	Amount $	Total amount $

Balance - August 31, 2003	1,061,375	9,591	16,192,302	26,287	35,878

Change during the year
Issued for cash on exercise of stock options	-	-	30,000	9	9
Converted from Class A to Class B	(433,310)	(3,978)	433,310	3,978	-
Converted from separate classes to Common Shares	(628,065)	(5,613)	(16,655,612)	(30,274)	(35,887)

Balance - August 31, 2004	-	-	-	-	-

		Common	Preferred - Series I
	Number of shares	Amount $	Number of shares	Amount $	Total amount $

Balance - August 31, 2003	17,283,677	35,887	-	-	35,887
Issued for cash on exercise of stock options	-	-	-	-	-
Converted from separate classes to Common Shares	125,000	38	-	-	38
Issued in escrow (note 9(d))	3,489,814	3,838	-	-	3,838

Shares issued - August 31, 2004	20,898,491	39,763	-	-	39,763
Shares held in escrow (note 9(d))	(3,489,814)	(3,838)	-	-	(3,838)

Balance - August 31, 2004	17,408,677	35,925	-	-	35,925

Issued for shares for services (note 14(a)(iv))	280,813	169	-	-	169
Issued for cash - July 29, 2005 (note 14(a)(i))	-	-	4,347,827	1,656	1,656
Reduction in paid-up capital (note 14(a)(iii))	-	(29,707)	-	-	(29,707)
Shares issued from escrow - settlement of Fremantle obligation (note 11)	2,930,792	1,846	-	-	1,846

Balance - August 31, 2005	20,620,282	8,233	4,347,827	1,656	9,889

Shares held in escrow (note 9(d))	558,689	497	-	-	497

(22)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

b)

Stock options

In 1997, the company adopted a stock option plan (the Plan) which was approved by the company’s shareholders on January 28, 1998 pursuant to which the company’s Board of Directors may grant stock options to officers and key employees. On July 14, 1999, February 21, 2001 and January 20, 2003, the company’s shareholders approved amendments to the Plan (the Amended Plan). In accordance with the Amended Plan, the number of shares issuable upon the exercise of options pursuant to the Amended Plan and any other Share Compensation Arrangements (as such term is defined in the Amended Plan) is 25,300 Class A Multiple Voting Shares and 2,560,000 Class B Subordinate Voting Shares. Pursuant to the Amended Plan and following the shareholder resolution altering the Memorandum and Articles to eliminate the distinction between Class A Shares and Class B Shares, all outstanding Class A and Class B stock options have been converted to Common Share stock options. Stock options are granted with an exercise price in Canadian dollars equal to the stock’s fair market value at the date of grant. All stock options have terms between one and three years and vest and become fully exercisable immediately or after up to 37 months.

As at August 31, 2005, the following stock options were outstanding:

		Options outstanding
Expiry date	Exercise price per share $	Common	Weighted average remaining contractual life (years)

January 20, 2006	0.50	20,000	0.4
June 30, 2006	0.52	200,000	0.8
February 25, 2008	0.65	825,000	2.5
July 1, 2008	0.52	300,000	2.8
August 1, 2008	0.52	100,000	2.9

		1,445,000	2.4

(23)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

		Common		Class A		Class B
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $

Balance - August 31, 2003	-	-	800	7.52	243,900	1.15

Granted	-	-	-	-	20,000	0.90
Exercised	-	-	-	-	(155,000)	(0.30)
Expired	-	-	-	-	(63,100)	(3.43)
Forfeited	-	-	(800)	(7.52)	(5,800)	(1.29)
Converted to common	40,000	0.70	-	-	(40,000)	(0.70)

Balance - August 31, 2004	40,000	0.70	-	-	-	-

Granted	1,425,000	0.60
Exercised	-	-
Expired	-	-
Forfeited	(20,000)	(0.90)

Balance - August 31, 2005	1,445,000	0.60

The weighted average fair value of options granted in the year was $0.42 (2004 - $0.70).

At August 31, 2005, a total of 626,830 (2004 - 40,000) options were exercisable at a weighted average exercise price of $0.62 (2004 - $0.70).

c)

Stock-based compensation to employees

The company has recorded stock compensation expense for the stock options granted to employees in the amount of $257,000 in selling, general and administrative expenses in the year ended August 31, 2005 (2004 - $11,000). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for stock options granted:

	2005 $	2004 $

Risk-free interest rate	2.50 to 3.00%	3.50%
Volatility	103 to 108%	113%
Expected life	3.0 years	3.0 years

Historically, no dividends have been paid and none have been assumed.

Under CICA Handbook Section 3870, the company is required to disclose the pro forma net earnings (loss) and pro forma earnings (loss) per share for the year ended August 31, 2003.

(24)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

If the estimated fair values of the company’s stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under CICA Handbook Section 3870, the earnings attributable to common shareholders and the basic and diluted earnings per share on a pro forma basis (as compared to such items as reported) would have been:

2003 $

Earnings attributable to common shareholders
As reported	2,859
Pro forma	2,786

Basic earnings per share
As reported	0.24
Pro forma	0.23

Diluted earnings per share
As reported	0.19
Pro forma	0.18

Contributed surplus

a)

The company issued stock options to employees during the year ended August 31, 2005 as compensation. The company has recognized $257,000 (2004 - $11,000) (note 14(c)) as contributed surplus.

b)

During the year ended August 31, 2004, a company controlled by a director, officer and shareholder of the company forgave production loans in the amount of $2,726,000 (see note 25(c)). These loans related to the financing of production costs for four of the company’s productions. The loan forgiveness has been recorded as contributed surplus net of the income tax impact of $989,500.

c)

During the year ended August 31, 2003, the company entered into a Sales Agency Agreement with PAPDC (see note 10). Pursuant to the terms of the transaction, the difference of $337,000 between the distribution rights received and the distribution obligation acquired was recorded as contributed surplus.

Warrants

On July 29, 2005, in connection with a private placement, the company issued 4,347,827 Series II Preferred Share warrants (note 14(a)). Each warrant is convertible into one Series II Preference Share of the company at a price of US$0.50 at any time up to July 29, 2009. The allocation of the proceeds from the issuance of the Units to the warrants and the redemption option is $693,000 (see note 14(a)(i)).

(25)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

During fiscal 2001, the company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of company’s shares on the date of grant, no compensation expense was recorded.

Interest expense

	2005 $	2004 $	2003 $

Interest expense comprises the following:
Long-term debt	-	-	417
Amortization of deferred finance costs and debt discounts	-	-	66
Other loans	142	195	-
Film finance transaction (note 12)	811	-	-
Other	-	25	12

	953	220	495

Interest capitalized to film and television programming costs	747	428	1,061

Earnings (loss) per common share

	2005 $	2004 $	2003 $

Numerator for basic net earnings (loss) per common share
Net (loss) earnings	1,449	(484)	2,859
Less: Preferred stock dividends	(22)	-	-

Earnings used for basic net earnings (loss) per common share	1,427	(484)	2,859
Denominator for basic net earnings (loss) per common share
Weighted average number of common shares outstanding	19,254	17,314	11,998

Basic net earnings (loss) per common share	0.07	(0.03)	0.24

Numerator for diluted net earnings (loss) per common share:
Net earnings (loss) used in computing basic net earnings (loss) per common share	1,427	(484)	2,859
Denominator for diluted net earnings (loss) per common share
Weighted average number of common shares	19,254	17,314	11,998
Stock options and warrants	19	-	55
Contingently issuable shares	-	-	3,040

Shares used in computing diluted net earnings (loss) per common share	19,273	17,314	15,093

Diluted net earnings (loss) per common share	0.07	(0.03)	0.19

(26)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

For the year ended August 31, 2005 the effect of potentially dilutive Series I Preferred Shares, Series II Preferred Share warrants, and other warrants (note 14(c)) were excluded from the calculation of diluted earnings per share, as they are anti-dilutive as the exercise price is greater than share price, to the basic earnings (loss) per common share.

For the year ended August 31, 2004, the effect of potentially dilutive stock options, other warrants (note 14(c)) and shares held in escrow related to the Fremantle and Comerica obligation (note 9(d)) was excluded from the calculation of diluted loss per share, as they are anti-dilutive to the basic loss per common share.

Changes in non-cash operating working capital

	2005 $	2004 $	2003 $

Accounts and other receivables	3,070	(1,340)	(5,430)
Prepaid expenses and deposits	(45)	289	1,030
Accounts payable and accrued liabilities	(7,945)	9,424	278
Distribution obligation	(12)	(845)	-
Deferred revenue	(2,800)	(5,499)	(1,579)

	(7,732)	2,029	(5,701)

Non-cash transactions

	2005 $	2004 $	2003 $

Issuance of common shares on conversion of debt (note 9(d))	1,846	-	-
Settlement of obligation to issue shares on conversion of debt (note 11)	1,105	-	-
Settlement of Fremantle liability on conversion of debt (note 11)	1,455	-	-
Issuance of shares for settlement of obligations (note 14(a)(iv))	169	-	-
Related party loan forgiveness (note 25(c))	-	2,726	-
Repayment of related party balances through legal offset (note 3)	-	1,960	-
Distribution rights acquired (note 11)	-	-	2,649
Distribution obligation (note 11)	-	-	2,312
Issuance of shares for acquisition of subsidiary and other assets	-	-	2,500
Obligation to issue shares (note 9(d)	-	-	2,887

(27)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Government assistance

The company claims refundable tax credits related to its production activities from Canadian federal and provincial governments. During the year ended August 31, 2005, the company estimated its entitlement to tax credits to be $1,105,000 (2004 - $3,855,000), which is recorded as a reduction in the cost of film and television programming. Adjustments, if any, to the company’s various incentive claims will be recognized at the time such adjustments are assessed as probable.

Commitments and contingencies

a)

Loan guarantees

The majority of the film productions delivered during the years ended August 31, 2004 and 2005 were pursuant to co-production agreements with an independent producer (the co-producer) in another country. Certain production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the company is liable for any unpaid balance of the co-producer’s share of the loan. At August 31, 2005, the total amount of such unpaid loans was approximately $343,000 (2004 - $1,425,000). In the event of such a default, the company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the company believes the likelihood of payment is remote.

b)

Film distribution rights commitment

At August 31, 2005, the company had commitments of $3,134,000 (2004 - $3,684,000) with respect to the acquisition of film distribution rights to 3 films, which will be delivered to the company during the year ended August 31, 2006. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than May 31, 2006.

c)

Legal claims

i)

Viacom, Inc.

On October 2, 2001, the company initiated an action against Viacom, Inc., MTV Networks, VH1 Music First et al in British Columbia Supreme Court for damages in the amount of US$2,750,000 and consequential damages arising from the Defendants’ failure to honour a contract for the co-financing of the television series Big Sound. During the year ended August 31, 2003, the subsidiary which initiated the action was sold as described in note 10. During the year ended August 31, 2005 the subsidiary was reacquired as part of the acquisition of PAPDC (see note 10).

(28)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

ii)

The company’s subsidiary Peace Arch Motion Pictures Inc. (formerly GFT Entertainment Inc.) was named as one of several defendants in an action that commenced in June 2004 by Comerica Bank California. The company believes that this claim is without merit because, among other things, the alleged events on which the claim is based occurred years prior to the formation of Peace Arch Motion Pictures Inc. The company does not expect the outcome of this proceeding to have a material adverse effect on the company’s financial position, results of operations, or liquidity.

iii)

Other

The company is a party to other legal proceedings in the ordinary course of its business but does not expect the outcome of any other proceedings, individually or in aggregate, to have a material adverse effect on the company’s financial position, results of operations or liquidity.

d)

During the year ended August 31, 2005, the company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a third party producer’s financing for a production for which PAF has acquired worldwide distribution rights. PAF has also provided financing contributions towards the cost of the production. The sales performance guarantee is due one year after the production’s initial theatrical release which is expected to be February 2006. The guarantee obligation is recoverable by PAF from the proceeds of the production’s sales or the receipt of government incentives due to the producer. In return for providing the guarantee, the company will obtain an additional interest in the film from its co-producer. Should the company default in the guarantee payment, the co-producer is entitled to receive the company’s shares in satisfaction of the obligation which would be issued at market price at that time less 10%.

e)

Operating lease commitments

The company is committed to certain operating lease payments for premises. In addition, the company has sublet certain other premises for which it remains the primary lease obligor. The total annual rental commitments are as follows:

	Lease obligations $	Sublease $	Net lease obligation $

2006	298	90	208
2007	61	-	61
2008	22	-	22
2009	22	-	22
2010	4	-	4

	407	90	317

The company’s rental expense for year was $296,000 (2004 - $200,000; 2003 – $446,000).

(29)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Financial instruments

Fair value

The company’s financial instruments included cash and cash equivalents, restricted term deposits, accounts and other receivables, production loans, revenue guarantee obligation, obligation to issue shares and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at August 31, 2005. The carrying value of the obligation to issue shares reflects fair value as it was reported at the fair value of the shares at August 31, 2005. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity.

Credit risk

Revenue of the company is generated in part from sales activities in numerous countries. In excess of 63% of the company’s revenues and receivables are generated from export sales internationally (2004 - 83%).

The company considers the credit risk associated with the term deposits of $20,597,000 minimal.

In the year ended August 31, 2005, one customer represented approximately 30% (2004 - 8%), a second customer approximately 28% (2004 - 16%), a third customer approximately 9% (2004 - nil%), and two customers approximately nil% (2004 - 11%) each of total revenues. The company maintains an allowance of $628,000 (2004 - $490,000) for potential credit losses.

Currency risk

During the year ended August 31, 2005, the company derived approximately 83% (2004 - 83%) of its revenues in U.S. funds. The company estimates its obligations payable in U.S. funds and converts all U.S. funds in excess of these obligations into Canadian currency as they are received.

At August 31, 2005, approximately $13,354,000 (2004 - $6,028,000) of the company’s liabilities were denominated in U.S. dollars.

The company had no derivative instruments outstanding at August 31, 2005 and 2004.

Interest rate risk

The company is exposed to interest rate risk arising from fluctuations in interest rates on its variable rate production loans described in note 6. As at August 31, 2005 and 2004, there were no interest rate conversion agreements outstanding.

(30)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Segmented information

The company reports its results of operations in two reportable segments, Motion Picture and Television, representing its principal business activities. The Motion Picture segment focuses its activities on the acquisition and worldwide exploitation of motion picture content. The Television segment focuses its activities on the acquisition, production and worldwide exploitation of television content.

Management focuses on and measures the results of operations based on earnings (loss) from operations before the undernoted as presented in the consolidated statement of earnings. Segmental earnings (loss) before the undernoted is defined as segment revenues less segment amortization of investment in film and television programming and segment selling, general and administrative expenses. Selling general and administrative expenses include costs that are not directly attributable to the reportable business segments. These expenses include salaries, professional fees, occupancy expenses and general and administrative costs and are included as corporate activities.

The company has changed the structure with which it reports segments and has restated the corresponding information of prior period. Selected information for the company’s operating segments, net of intercompany amounts, is as follows:

	Motion Picture $	Television $	Other $	Total $

2005
Revenue	9,200	1,547	-	10,747
Earnings (loss) from operations before the undernoted	(859)	654	(1,572)	(1,777)
Total assets	47,335	3,833	-	51,168

2004
Revenue	18,327	2,909	-	21,236
Earnings (loss) before the undernoted	(1,653)	1,262	(517)	(908)
Total assets	54,665	2,803	-	57,468

2003
Revenue	18,647	2,818	-	21,465
Earnings (loss) before the undernoted	458	(194)	(714)	(450)
Total assets	33,811	3,094	-	36,905

(31)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Revenue by geographic location, based on the location of customers, is as follows:

	2005 $	2004 $	2003 $

Revenue
Canada	3,949	3,409	4,702
United States	4,931	6,539	8,155
France	-	1,184	2,771
United Kingdom	236	571	-
Netherlands	-	4,613	-
Italy	-	3,256	-
Other foreign	1,631	1,664	5,837

	10,747	21,236	21,465

Related party transactions

The company has entered into the following related party transactions. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties.

a)

During the year ended August 31, 2005 the company paid $185,000 (2004 - $166,000) to a company controlled by a shareholder, director and officer of the company for executive services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

b)

During the year ended August 31, 2005, the company paid $32,000 (2004 - $80,000) to a shareholder, director and officer of the company for legal services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

c)

During the year ended August 31, 2005, a company controlled by a shareholder, director and officer of the company forgave loans in the amount of $nil (2004 - $664,000), which bore interest at prime plus 2%, relating to production financing of two productions. During the year ended August 31, 2004, the same related party assigned two non-interest bearing loans totalling $2,062,000 to the company relating to the financing of production costs. These benefits are included in contributed surplus as described in note 15(b)).

During the year ended August 31, 2005, the company received payment from the same related party of the outstanding balance owing. At August 31, 2005 the company was owed $nil (2004 - $366,000) from the related party. At August 31, 2004 the outstanding balance was included in accounts and other receivables. This balance was unsecured, non-interest bearing and had no specified repayment date.

d)

As at August 31, 2005, the company was indebted to a company controlled by a director and officer of the company in the amount of $nil (2004 - $443,000) (note 7). This advance was non-interest bearing and due on demand.

(32)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

e)

As at August 31, 2005, included in accounts receivable was $1,421,000 (US$1,200,000) (2004 - $1,576,000 (US$1,200,000)) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

f)

A director and officer of the company acts as legal counsel and is a director of a company which acts as a bare trustee for certain bridge lenders. During the year ended August 31, 2005, the company paid interest and financing charges in the amount of $nil (2004 - $162,000), related to interim bridge production financing, to that company.

Other related party transactions and balances have been described elsewhere in these financial statements.

Recent Canadian accounting pronouncements

a)

Financial instruments - recognition and measurement

In January 2005, the CICA released new Handbook Section 3855, “Financial Instruments - Recognition and Measurement” (Section 3855), effective for annual and interim periods beginning on or after October 1, 2006. This new section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount, sometimes using fair value and other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented and defines financial instruments to include accounts receivable and payable, loans, investments in debt and equity securities, and derivative contracts. The company has not yet determined the impact of adopting Section 3855 on its consolidated results of operations or financial position.

b)

Comprehensive income and equity

In January 2005, the CICA released new Handbook Section 1530, “Comprehensive income”, and Section 3251, “Equity”, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530. The company has not yet determined the impact of adopting Sections 1530 and 3251 on its consolidated results of operations or financial position.

(33)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

c)

Non-monetary transactions

In June 2005, the CICA released a new Handbook Section 3831, “Non-monetary Transactions”, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The company has determined that Section 3831 will not have any impact to the company’s consolidated results of operations or financial position.

United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP. The material differences between the accounting policies used by the company under Canadian GAAP and U.S. GAAP are disclosed below in accordance with the provisions of the Securities and Exchange Commission (SEC).

a)

Application of U.S. GAAP

i)

Gain on sale of real estate

As described in note 8, for Canadian accounting purposes, during the year ended August 31, 2002, the company recognized a partial gain on the sale of real estate. For U.S. GAAP purposes, no gain is recognized due to the existence of the note receivable. Under U.S. GAAP, this transaction would be accounted for using the deposit method. Under the deposit method, the transaction would not be recognized as a sale. As a result, the company would continue to record the property and related depreciation in the consolidated financial statements and recognize the cash collected as a deposit until sales recognition and sale-lease back accounting is appropriate. During the year ended August 31, 2004, the remaining cash was received and therefore sales recognition is appropriate.

ii)

Additional debt discount - warrants

During fiscal year 2002, 21,597 Class A warrants and 12,958 Class B warrants were earned by creditors upon granting an extension on debt, of which 6,497 Class A warrants were re-priced to $1.20 per share. Furthermore, in fiscal year 2001, 100,000 Class B warrants were granted to debtholders to release certain security rights. For U.S. GAAP purposes, the fair value of these warrants would be recognized as an additional debt discount and additions to other paid-up capital. The debt discount is amortized against income as interest expense over the term of the debt. For Canadian GAAP purposes, the company treated these as deferred financing costs and they were amortized to interest expense over the term of the related financing.

(34)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

iii)

Gain on settlement of debt

As described in note 9(d), for Canadian accounting purposes, during the year ended August 31, 2003, the company recognized a gain on modification of certain debts and obligations. For U.S. GAAP purposes, the gain was not recognized. The debt restructuring was considered to be a troubled debt restructuring under U.S. GAAP in accordance with Statement of Financial Accounting Standards (SFAS) 15 and, accordingly, the gain can only be recognized when realized upon issuance of the variable number of shares issuable in settlement of the company’s obligation as set out in note 11. During the year ended August 31, 2005, the company issued 2,931,125 shares to settle $8,793,000 of the debt, which resulted in a gain of $1,921,000.

iv)

Film financing transaction

During the fiscal year ended August 31, 2004, company has entered into various film financing arrangements which require repayment of certain amounts in future periods through a revenue guarantee obligation. For Canadian accounting purposes, the company recognized the difference between the cash received and the obligation to the limited partnership as a reduction in the carrying value of its investment in film and television programming. For U.S. GAAP purposes, the difference would be recorded as a liability and accreted to income over the period for which the obligation remains outstanding. Accordingly, interest expense and amortization of the investment in film and television programming differ between U.S. and Canadian GAAP.

v)

Adoption of FIN 46(R)

Effective August 31, 2004, the company was required to adopt Financial Accounting Standards Board (FASB) Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (FIN 46(R)). FIN 46(R) expands upon and strengthens existing accounting guidance that addresses when a company should consolidate in its financial statements the assets, liabilities and operating results of another entity. Under previous guidance, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interest. FIN No. 46(R) requires a variable interest entity (VIE) to be consolidated by a company if that company is the primary beneficiary of that entity. An entity is a VIE if, among other things, it has equity investors that do not absorb the expected losses or receive the expected returns of the entity. The primary beneficiary is subject to a majority of the risk of loss from the VIE’s activities, or is entitled to receive a majority of the VIE’s residual returns, or both.

Under the guidelines of FIN 46(R), the company is required to consolidate the assets, liabilities and operating results of PAPDC. As described in note 10, PAPDC is the owner of the company’s assets and business in existence prior to the reorganization and rationalization of its assets, operations and subsidiaries. Following the sale of PAPDC to a third party as described in note 11, the company continued to have a variable interest in PAPDC, and it has been determined that the company will be required to absorb the majority of the expected losses of PAPDC. Under the rules governing FIN 46(R), the company is considered the primary beneficiary of PAPDC and consequently the company has consolidated PAPDC on a prospective basis effective August 31, 2004.

(35)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

The impact of consolidating PAPDC under U.S. GAAP in the year ended August 31, 2004 resulted in an increase in property and equipment, net of accumulated amortization, of $371,000 and tax credits receivable of $56,000, an increase in accounts payable, deferred gain and a non-controlling minority interest of $54,000, $174,000 and $146,000, respectively, and a cumulative effect of a change in accounting principle of $53,000.

Effective December 1, 2004, the company adopted ACG-15 “Consolidation of Variable Interest Entities” under Canadian GAAP such that no reconciling differences existed in respect of FIN 46(R) in the company’s results after that date. For the period from September 1, 2004 and November 30, 2004, there was a reconciling difference between U.S. GAAP and Canadian GAAP of $14,000 in the income statement.

vi)

Beneficial conversion feature - Series I Preference Shares

As described in note 14(a), during the year ended August 31, 2005, the company completed a private placement consisting of $4,347,827 Units for gross proceeds of US$2 million. The company allocated the proceeds from placement between the Series I Preference Shares and the Series II Preference share purchase warrants using a relative fair value approach. The value assigned to the convertible Preference Shares was less than the fair value of the Preference Shares at the date of issue. For U.S. GAAP purposes, any such beneficial conversion feature is recognized as a discount to the value of the Series I Preference Shares to be amortized over the period starting from the date of issuance to the earliest conversion date of the Series I Preference shares. The Series I Preference Shares were convertible on the date of issuance resulting in the entire discount being amortized during the year. For Canadian GAAP this discount is not recognized.

vii)

Reduction of deficit

As described in note 14(a)(iii), for Canadian GAAP purposes, the company reduced its stated capital in the amount of $29,707,000 to be applied to reduce the accumulated deficit. A reduction of stated capital for the purpose of reducing an accumulated deficit is not permitted under U.S. GAAP. There is no effect to the shareholders’ equity arising from this reconciling difference.

(36)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

Under U.S. GAAP, the net loss and loss per share figures for the years ended August 31, 2005, 2004 and 2003, and the shareholders’ equity as at August 31, 2005 and 2004 are as follows:

	Net earnings (loss)			Shareholders’ equity (deficiency)
	2005 $	2004 $	2003 $	2005 $	2004 $

Net earnings (loss)/shareholders’ equity - Canadian GAAP	1,449	(484)	2,859	9,349	3,248
Gain on sale of asset - net of income tax (note 27(a)(i))	-	-	(91)	-	-
Additional debt discount - warrants (note 27(a)(ii))	-	-	(24)	-	-
Gain on settlement of debt (note 27(a)(iii))	1,921	-	(3,094)	(1,173)	(3,094)
Benefit realized on film financing transaction (note 27(a)(iv))	186	(882)	-	(696)	(882)
Adoption of FIN 46(R) (note 27(a)(v))	14	53	-	-	53
Beneficial conversion feature - Series I Preference shares (note 27(a)(vi))	(693)	-	-	-	-

Net earnings (loss)/shareholders’ deficiency - U.S. GAAP	2,877	(1,313)	(350)	7,480	(675)

Denominator for basic net earnings (loss) per common share
Weighted average number of common shares outstanding	19,254	17,314	11,998
Basic earnings (loss) per common share under U.S. GAAP	0.15	(0.08)	(0.03)

Denominator for diluted net earnings per common share
Weighted average number of common shares outstanding	19,273	17,314	11,998
Diluted earnings (loss) per common share under U.S. GAAP	0.15	(0.08)	(0.03)

The denominator is calculated in the same way as under Canadian accounting principles, and the numerator is determined above.

(37)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

	As at August 31, 2005

	Balances as shown in the Financial Statements	Adjustments to reflect Balances in accordance with US Gaap	Balances in accordance with US Gaap

Assets
Cash and cash equivalents	1,428	-	1,428
Accounts and other receivables net of allowance for doubtful accounts $628	13,022	-	13,022
Investment in film and television programming (note 27 (a)(iv))	15,559	227	15,786
Prepaid expenses and deposits	163	-	163
Property and equipment	399	-	399
Restricted term deposit (note 27 (a)(iv))	20,597	705	21,302

	51,168	932	52,100

Liabilities and Shareholders’ equity
Production loans	16,038	-	16,038
Accounts payable	4,519	-	4,519
Accrued liabilities	-	-	-
Deferred revenue	523	-	523
Deferred gain	-	-	-
Distribution obligation	-	-	-
Term loans (note 27 (a)(iii))	-	1,173	1,173
Obligation to issue shares	142	-	142
Revenue guarantee obligation (note 27 (a)(iv))	20,597	1,628	22,225
Capital stock (note 27 (a)(vii))	9,889	29,707	39,596
Contributed surplus	2,342	-	2,342
Warrants	693	-	693
Other paid-in capital	680	-	680

Deficit	(4,255)	(31,576)	(35,831)

	51,168	932	52,100

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

	As at August 31, 2004

	Balances as shown in the Financial Statements	Adjustments to reflect Balances in accordance with US Gaap	Balances in accordance with US Gaap

Assets
Cash and cash equivalents	1,484	-	1,484
Accounts and other receivables net of allowance for doubtful accounts $490 (note 27 (a)(v))	16,088	57	16,145
Investment in film and television programming (note 27 (a)(iv))	8,349	251	18,600
Prepaid expenses and deposits	119	-	119
Property and equipment (note 27 (a)(v))	89	371	460
Restricted term deposit (note 27 (a)(iv))	21,339	202	21,541

	57,468	881	58,349

Liabilities and Shareholders’ equity
Production loans	12,598	-	12,598
Accounts payable (note 27 (a)(v))	12,399	229	12,628
Accrued liabilities	-	-	-
Deferred revenue	3,324	-	3,324
Deferred gain	-	-	-
Distribution obligation	1,467	-	1,467
Term loans (note 27 (a)(iii))	-	3,094	3,094
Obligation to issue shares	3,093	-	3,093
Revenue guarantee obligation (note 27 (a)(iv))	21,339	1,335	22,674
Non controlling interest (note 27 (a)(v))	-	146	146
Capital stock	35,925	-	35,928
Contributed surplus	2,085	-	2,085
Other paid-in capital	680	-	680
Deficit	(35,442)	(3,923)	(39,365)

	57,468	881	58,349

(39)

Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

b)

Stock-based compensation

For stock options granted to employees after August 31, 2003, the company follows the fair value method of accounting in accordance with Financial Accounting Standards Board (FASB) Statement No. 123, “Accounting for Stock-Based Compensation”. The company applies Accounting Principles Board Opinion No. 25 in accounting for common share options granted to employees and officers prior to September 1, 2003. Had compensation expense been determined on the basis of the estimated fair values of the options granted prior to September 1, 2003, the pro forma information would be as provided below.

The company’s calculations are based on the expected life of all options granted equalling 100% (2004 - 100%; 2003 - 60%) of the maximum term. Based on actual experience, no dividends will be paid, and expected average volatility and risk-free interest rates are:

	2005%	2004%	2003%

Volatility	103 to 108	113	130
Risk-free interest rate	2.5 to 3.0	3.50	1.89

Pro forma information with respect to the impact of the fair value of stock options at the date of grant on reported loss for the years presented is as follows:

	2005 $	2004 $	2003 $

Net earnings (loss) - U.S. GAAP	2,877	(1,313)	(350)
Stock-based compensation expense as determined under the fair value based method	-	-	(73)

Pro forma earnings (loss) - U.S. GAAP	2,877	(1,313)	(423)

Pro forma basic and diluted earnings (loss) per share - U.S. GAAP	0.15	(0.08)	(0.04)

The weighted average fair value of stock options per share granted during 2005 was $0.42 (2004 - $0.70; 2003 - $0.50) on the date of grant using the Black-Scholes option pricing model with the assumptions reported above.

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

c)

Supplementary information

i)

Allowance for doubtful accounts

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the years presented are as follows:

	2005 $	2004 $	2003 $

Balance - Beginning of year	490	197	197
Charged to expenses	138	293	-
Balance - End of year	628	490	197

ii)

Valuation allowance against future income tax

The valuation allowance against future income tax decreased during year by $5,518,000 from an opening balance of $8,585,000 resulting in the balance of $3,067,000 as at August 31, 2005. The decrease in the valuation allowance is due to the following factors; a decrease of $3,600,000 due to temporary differences relating to the consolidation of PAPDC, a decrease of $1,900,000 relating to temporary differences from the amortization of the investment in film and television programming, a decrease of $500,000 due to the settlement of the distribution obligation, offset by an increase of $100,000 due to unused tax losses with the remaining change relating to other timing differences.

iii)

Consolidated statements of cash flows

The Canadian accounting standard for the preparation of cash flow statements is consistent with the principles for cash flow statements in International Accounting Standard No. 7, and accordingly, the cash flow statements presented herein have not been reconciled to U.S. GAAP under the accommodation provided by the SEC.

d)

Recent U.S. accounting pronouncements

i)

In December 2004, the FASB finalized SFAS 123R, “Share-Based Payment”, amending SFAS 123, effective for interim and annual periods beginning after June 15, 2004. SFAS 123R will require the company to recognize compensation expense for all types of stock options for U.S. GAAP purposes. The standard also revises certain requirements for accounting for other types of share-based payments. The adoption of this standard will not have a material impact on the results of operations or financial position of the company.

ii)

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-monetary Assets - an amendment of APB Opinion No. 29”, to require that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance. An

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Peace Arch Entertainment Group Inc.

Notes to Consolidated Financial Statements

August 31, 2005, 2004 and 2003

(expressed in thousands of Canadian dollars)

exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in periods beginning after June 15, 2005.

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